SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

May 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,173,522(1)

	8.	Shared Voting Power 36,832,408(2)

	9.	Sole Dispositive Power 58,173,522

	10.	Shared Dispositive Power 36,832,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) IN

1                                           David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

2                                           David Martínez, together with Fintech Advisory Inc. and Fintech Telecom, LLC, exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,173,522(3)

	8.	Shared Voting Power 36,832,408(4)

	9.	Sole Dispositive Power 58,173,522

	10.	Shared Dispositive Power 36,832,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

3                                           Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

4                                           Fintech Advisory Inc., together with David Martínez and Fintech Telecom, LLC, exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,173,522

	8.	Shared Voting Power 36,832,408(5)

	9.	Sole Dispositive Power 58,173,522

	10.	Shared Dispositive Power 36,832,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) HC

5                                           Fintech Telecom LLC, together with David Martínez and Fintech Advisory Inc., exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209

1.	Names of Reporting Persons Sofora Telecomunicaciones S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 36,832,408(6)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 36,832,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) HC, CO

6                                           Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons Nortel Inversora S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,832,408

	8.	Shared Voting Power

	9.	Sole Dispositive Power 36,832,408

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.  Security and Issuer

This Amendment No. 7 (the “Seventh Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Seventh Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is amended by removing and replacing the language added in the Fifth Amendment with the following:

On March 17, 2017, W de Argentina — Inversiones S.A. (“WAI”), the vehicle of the Werthein Group that owns their interests in Sofora, offered, and FTL and Sofora accepted an offer to amortize all of the shares of capital stock issued by Sofora and owned by WAI, pursuant to a Share Amortization Agreement (the “Share Amortization Agreement”) attached hereto as Exhibit 25.  In order to simplify the shareholding structure of the Issuer in line with international standards and market practices, FTL and WAI also agreed in such agreement to cause the relevant boards of Sofora, Nortel and the Issuer to evaluate and consider a corporate reorganization that may involve the distribution of the assets held by Sofora and Nortel to the shareholders thereof (subject to the approval of certain changes to the constitutive documents of those entities) and the absorption of such entities by the Issuer (the “Corporate Reorganization”), and consummate it as soon as practicable. The terms of the Corporate Reorganization have not been finalized, and any transaction or transactions related to the Corporate Reorganization will be subject to market conditions, shareholder and other corporate approvals and regulatory approvals.

As a result of the amortization, Sofora will pay WAI an amount equal to the par value of their shares of capital stock issued by Sofora and will issue to WAI a certificate (bono de goce) entitling the WAI to a dividend preference of up to $470 million less the amounts paid to amortize the shares owned by WAI, plus certain incremental amounts to be agreed among the parties.  The shares owned by WAI will be amortized in two stages, subject to the conditions precedent stated in the Share Amortization Agreement: shares representing 17% of the capital stock of Sofora will be amortized on May 2, 2017 and shares representing 15% of the capital stock of Sofora will be amortized on or after May 2, 2017 subject to certain regulatory approvals.  Upon the completion of the amortization, Fintech will own 100% of the capital stock of Sofora.  In connection with the amortization, WAI, Sofora and FTL have entered into a series of mutual releases (and FTL has agreed to cause the TEO Companies to abide by those releases) and a support agreement containing commitments of the WAI and other persons and entities affiliated with the Werthein Group not to compete with the TEO Companies or to challenge certain actions taken by FTL in connection with the TEO Companies.

In addition, on March 17, 2017, FTL and WAI executed an amendment to the Shareholders’ Agreement (the “Fourth Amendment”) attached hereto as Exhibit 26, whereby the relevant parties agreed to terminate the Shareholders’ Agreement effective upon the amortization of WAI’s interest in 17% of the capital stock of Sofora, to eliminate certain veto rights related to the Corporate Reorganization, and to provide for certain put and call options with respect to WAI’s ownership stake in Sofora.

On March 17, 2017 the Issuer announced that it had received approval from its board of directors to file a shelf registration statement on form F-3 (the “Shelf Registration Statement”) which, once declared effective by the U.S. Securities and Exchange Commission (the “Commission”), would permit the FTL to sell Class B Shares, including Class B Shares represented by ADRs, from time to time upon the filing of a prospectus supplement thereunder.  The filing of the Shelf Registration Statement has not yet occurred, but is expected to contemplate the registration of sales of all of the Class B Shares owned directly or indirectly by FTL.  If the Shelf Registration Statement is not filed or declared effective, FTL may choose to sell, or cause its subsidiaries to sell, Class B Shares under other exemptions from registration under the Securities Act of 1933, including without limitation Rule 144 and Regulation S thereunder.  FTL may, and may cause its subsidiaries to, sell Class B Shares from time to time subject to market conditions, business needs and any required regulatory approvals.  The statements in this paragraph are not and should not be construed to be an offer to sell securities.

On March 31, 2017, WAI offered, and FTL and Sofora accepted an offer to amend the Share Amortization Agreement (“Amendment No. 1,” and as amended from time to time, the “Amended Share Amortization Agreement”) to amend and replace the form Block A Certificate and Block B Certificate (as defined therein) included as Exhibit A to the Share Amortization Agreement. Amendment No. 1 to the Share Amortization Agreement is attached hereto as Exhibit 27.

On May 2, 2017, WAI offered, and FTL and Sofora accepted, an offer to amend the Share Amortization Agreement (“Amendment No. 2”) pursuant to which the parties agreed to extend the date for the amortization of WAI’s shares representing 17% of the capital stock of Sofora from May 2, 2017 to May 10, 2017.  Amendment No. 2 to the Share Amortization Agreement is attached hereto as Exhibit 28.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following exhibits:

Exhibit Number	Description

27	First Amendment to the Share Amortization Agreement Offer and Agreement, dated as of March 31, 2017, among FTL, Sofora and W de Argentina — Inversiones S.A.

28	Second Amendment to the Share Amortization Agreement Offer and Agreement, dated as of May 3, 2017, among FTL, Sofora and W de Argentina — Inversiones S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2017

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY, INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

FINTECH TELECOM, LLC

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

SOFORA TELECOMUNICACIONES S.A.

By:	/s/ Saturnino Funes
	Name:	Saturnino Funes
	Title:	President

NORTEL INVERSORA, S.A.

By:	/s/ Baruki González
	Name:	Baruki González
	Title:	President